Filed by Aytu BioScience, Inc.Ïursuant to Rule 425 under the Securities Act of 1933Únd deemed filed pursuant to Rule 14a-12Ïnder the Securities Exchange Act of 1934Ïubject Company:Úytu BioScience, Inc. (SEC File No. 001-38247)Ï

Aytu BioScience (NASDAQ: AYTU)

Corporate Overview – December 2019

AYTU BioScience

Corporate Overview

- **AYTU is a commercial-stage, revenue-generating specialty pharmaceutical company growing current best-in-class therapeutics.**
- **AYTU's strategy is to build a commercial portfolio of products competing in large therapeutic areas through licensing and acquisition.**
- **AYTU operates an efficient commercial model with a nationwide 100-person sales force including co-promotion partners.**

Two recent pivotal transactions that are expected to: (1) expand commercial critical mass, (2) multiply revenue run-rate, (3) accelerate time to + EBITDA

AYTU BioScience + INNOVUS PHARMA + CERECOR Commercial Rx Business

***Pro-forma LTM revenue of $43M** (as of September 30, 2019)*

AYTU BioScience

Innovus Pharmaceuticals (OTCQB:INNV)

- Announced acquisition September 12, 2019 – expected close Q1 2020
- Over 30 consumer health products generating > $23M in revenue
- Upfront payment of ~4.2M AYTU shares + milestone payments over 5 years

Cerecor Inc. (NASDAQ:CERC)

- Acquisition of commercial Rx business – closed November 1, 2019
- Includes 25 U.S. based sales reps
- Five established commercial Rx therapeutics generating $12.6M in revenue
- Purchase price of 9.8M AYTU preferred shares* + $4.5M in cash
- Assumption of $16M of debt(1)(2)(3)

Acquisitions Accelerate Growth and Shortens Time to Profitability

* Shares locked up until July 1, 2020; >60% will be held by Armistice Capital

(1) Deerfield Note - $16M in principal and interest; Principal is due January 2021 with quarterly interest payments of $262,500.
(2) Armistice has fully guaranteed the note in favor of AYTU.
(3) The debt can be repaid with no penalty and AYTU intends to refinance in the relative near-term post closing of CERC.

AYTU BioScience

Pro-Forma Revenue & Portfolio Expansion

- The acquisitions result in a 484% increase in revenue as of September 30, 2019.

Pro-Forma LTM Revenue as of September 30, 2019



$45.0
$40.0
$35.0
$30.0
$25.0
$20.0
$15.0
$10.0
$5.0
$-
Millions
$7.3M
$7.3
AYTU BioScience
484% increase
$43M
$12.6
CERECOR
$22.7
INNOVUS PHARMA
$7.3
AYTU BioScience
AYTU
AYTU + INNV + CERC

- Prescription Portfolio – 9 Rx products competing in large therapeutic markets
- Consumer Health Portfolio - >30 products competing in the $40 B consumer segment

AYTU BioScience

Recent & Upcoming Corporate Milestones

Corporate Milestones	Period	Completed
• Announce definitive agreement to acquire Innovus Pharmaceuticals (OTCQB:INNV)	Sept 2019	x
• Addition of Natesto to leading national pharmacy benefit manager – Over 30 millions U.S. lives covered	Sept 2019	x
• Report 100% revenue growth to $7.3M for FY 2019 (ending June 30, 2019)	Sept 2019	x
• Announce ZolpiMist co-promotion with Validus Pharmaceuticals	Oct 2019	x
• Announced Cerecor signing of commercial assets purchase agreement	Oct 2019	x
• Announced Natesto spermatogenesis clinical study data read out	Oct 2019	x
• Announced closing of Cerecor commercial assets purchase	Nov 2019	x
• Announce closing of Innovus acquisition	Q1 2020	
• Announce first combined company revenue (AYTU + CERC)	Feb 2020	
• Announce total combined revenue (AYTU + CERC + INNV)	May 2020	

AYTU BioScience

Commercially-Focused Management Team with a History of Growing Commercial Organizations

Josh Disbrow – Chairman & CEO

- Former VP of Commercial Operations at Arbor Pharmaceuticals where revenues grew from zero to over $127MM in < 5 years; Acquired by KKR
- Previous COO of Ampio Pharmaceuticals (NYSE: AMPE) and head of Business Unit
- Progressive commercial roles at LipoScience, Cyberonics, and GlaxoSmithKline

David Green, CPA – Chief Financial Officer

- Former CFO of Specialized Health Products International and Catheter Connections, acquired by CR Bard and Merit Medical
- Former Chief Accounting Officer of Intarcia Therapeutics
- Previous Managing Director of Duff & Phelps and Director of E&Y Capital Markets

Jarrett Disbrow – EVP, Marketing & Market Access

- Founder and original President/CEO of Arbor Pharmaceuticals where revenues grew from zero to over $127MM in <5 years; Acquired by KKR
- Former CEO of Vyrix Pharmaceuticals, a specialty pharmaceutical company focused on male sexual dysfunction
- Progressive commercial roles at Accentia Pharmaceuticals, GlaxoSmithKline

Matthew Phillips – EVP, Commercial Operations

- Former CCO of Cerecor, Inc. and President & COO of Zylera Pharmaceuticals, specialty pediatric company acquired by Cerecor
- Former Executive Director of Managed Markets and Corporate Accounts at Victory Pharmaceuticals
- Progressive commercial roles at Dura Pharmaceuticals and Eisai, Inc.

AYTU BioScience

Recent Strategic Acquisitions

Overview

AYTU BioScience

Acquisition of Innovus Drives Revenue Growth and Accelerates Time to Profitability

- **Stock-based transaction that takes advantage of large valuation disconnect**
  - ~$8M upfront at closing for ~$23M in revenue (LTM 9/30/19)
  - Contingent value rights (CVRs) of up to $16M in milestone payments over time, paid if growth and profitability milestones are reached
- **Combined company revenue of >$30M (>4X vs. AYTU stand-alone revenue)**
  - Product sales increases expected to drive near-term revenue growth
  - Expected to drive accelerated path to breakeven & profitability
- **Innovus currently operates near breakeven on a cash basis**
  - Synergies expected to enable near-term profitability of Innovus business unit and accelerate path to positive EBITDA for combined entity
- **Diversified product portfolio creates integrated specialty pharmaceutical company operating in large Rx & OTC markets**
  - Branded Rx & Consumer Products
  - Efficient, low-cost product development underway

AYTU BioScience

Innovus Markets Over 30 Clinically-Studied Consumer Health Products Competing in Large Markets

Well-positioned brands competing in the $40B consumer health market

Diabetes Care	Sexual & Urological Health	Respiratory & Allergy
DIABASENS™	Zestra Essential Arousal Oils®	FlutiCare®
GlucoGorx™	UriVarx®	

Products commercialized through Innovus' proprietary Beyond Human platform

BEYOND HUMAN

AYTU BioScience

Acquisition of Cerecor Commercial Assets Drives Pro Forma AYTU Revenue to ~$43M

- **Primarily stock-based transaction to acquire ~$12.6M in product revenue and commercial infrastructure to support growth**
  - Established pediatric primary care Rx products include Poly-Vi-Flor®, Tri-Vi-Flor®, Karbinal® ER, AcipHex® Sprinkle, and Cefaclor
  - AYTU + INNV + CERC = **~$43M in combined top line based on LTM 9/30/19**
- **Purchase price:**
  - 9.8M AYTU non-registered, convertible preferred shares (convert 1:1, no preference)
  - $4.5M in cash
  - Assumption of ~$16M ($15M of principal) in secured note from Deerfield (due in 2021)
  - Assumption of certain liabilities including product returns (above an established threshold) and CMS rebates
  - Upfront consideration represents approximately 1.2X revenue multiple
- **Commercial infrastructure to support products and drive growth**
  - Nationwide sales force, product distribution, and marketing

AYTU BioScience

Established Brands in Large Markets

Established, niche pediatric and primary care brands competing in ~19$B addressable markets

Cerecor Prescription Therapeutic Portfolio

Karbinal ER
(carbinoxamine maleate)
Extended-release liquid antihistamine

AcipHex Sprinkle
rabeprazole sodium delayed release capsules, for oral use; 5mg & 10mg
Granule formulated proton pump inhibitor

CEFACLOR
For Oral Suspension, USP
250 mg/5 mL
Second-generation cephalosporin suspension

Cerecor Prescription Vitamin Portfolio

Tri-Vi-Flor®

Poly-Vi-Flor®

Fluoride-based pediatric supplements

AYTU BioScience

Cerecor Revenue Growth

- **Cerecor's revenue has accelerated over the last 18 months, which will be a significant contributor to driving profitability post acquisition.**

Revenue Growth from 12 Months Ended 12/31/18 to 12 Months Ended 9/30/19



In $ millions
$14.0
$13.0
$12.0
$11.0
$10.0
$11.2
$12.6
12 Months Ended 12/31/18
12 Months Ended 9/30/19
Revenue

AYTU BioScience

Synergies & Pro-Forma

Overview

AYTU BioScience

Diverse Portfolio Filling Unmet Needs in Large Therapeutic Categories (~$66B TAM)

	AYTU Products	Addressing Everyday Conditions in Primary Care
$6.5B TAM	Natesto	Only nasally-administered testosterone
	ZolpiMist	Only oral spray sleep aid
	Tuzistra XR	Only twelve-hour codeine cough syrup

	CERC Products	Addressing Large Pediatric Primary Care Markets
$19B TAM	Karbinal ER (carbinoxamine maleate)	Extended-release liquid antihistamine
	AcipHex Sprinkle rabeprazole sodium delayed release capsules, for oral use; 5mg & 10mg	Granule formulation proton pump inhibitor
	CEFACLOR For Oral Suspension, USP 250 mg/5 mL	Second generation cephalosporin suspension
	Poly-Vi-Flor, Tri-Vi-Flor	7 SKU Rx fluoride-based dietary supplement line

	INNV Products (Select)	Competing in Large OTC Categories
$40B TAM	Novel, niche OTC medicines and supplements	FlutiCare, Zestra Essential Arousal Oils, UriVarx, DIABASENS

AYTU BioScience

Commercial Synergies & Footprint

- **National sales footprint with 100 sales representatives, cross selling opportunities and direct-to-consumer support.**

15 PCP Reps

Natesto
testosterone nasal gel

ZolpiMIST™
(zolpidem tartrate) ORAL SPRAY

Tuzistra® XR CIII
(Codeine Polistirex and Chlorpheniramine Polistirex)
EXTENDED-RELEASE ORAL SUSPENSION

Cross promotion to maximize rep reach & frequency

60 Reps through Co-Promotes

Natesto®
+20 Specialty Reps
ACERUS PHARMA

ZolpiMIST™
+10 Specialty Reps
Validus

Tuzistra® XR CIII
+30 Reps
Poly Pharmaceuticals

Cross promotion to maximize rep reach & frequency

25 Ped Reps

Karbinal® ER
(carbinoxamine maleate)

AcipHex Sprinkle
rabeprazole sodium delayed release capsules, for oral use; 5mg & 10mg

CEFACLOR
For Oral Suspension, USP
250 mg/5 mL

Poly-Vi-Flor®

Tri-Vi-Flor®

BEYOND HUMAN

Innovus' Direct-to-Consumer Marketing Platform

AYTU BioScience

Overview of Aytu-Heritage Rx Products: Natesto®, ZolpiMist™, & Tuzistra® XR

AYTU BioScience

Natesto®: The Only FDA-Approved, Nasally-Administered Testosterone Replacement Therapy (TRT)

AYTU BioScience

Natesto® :The Only Nasally Delivered Low T Therapy

The Only FDA-Approved Intranasal Testosterone



Natesto

- **Fast, clean application**
- **Easy to use and transport**
- **Rapid T_{max} < 1 hour**

- **Uniquely-delivered,** patented TRT with multiple advantages over existing treatment options
- Only nasally-administered: rapid, **pulsatile** drug delivery
- Delivers the **lowest dose** among topical testosterones (5.5 mg/dose)

No BLACK BOX Warning

- Natesto is the ***only*** topical TRT **without** a BLACK BOX warning
- All others carry a "**BLACK BOX warning**" due to the risk of transference

↓ AndroGel BLACK BOX Warning ↓

AndroGel® (testosterone gel) 1.62% for topical use CIII
Initial U.S. Approval: 1953

WARNING: SECONDARY EXPOSURE TO TESTOSTERONE
See full prescribing information for complete boxed warning.
- **Virilization has been reported in children who were secondarily exposed to testosterone gel (5.2, 6.2).**
- **Children should avoid contact with unwashed or unclothed application sites in men using testosterone gel (2.2, 5.2).**
- **Healthcare providers should advise patients to strictly adhere to recommended instructions for use (2.2, 5.2, 17).**

AYTU BioScience

Natesto Growth Plan

Natesto commercial expansion effective 12/1/19

- **Natesto sales efforts will be expanded through enhanced commercial partnership with Acerus Pharmaceuticals ("Acerus")**
  - Natesto licensor Acerus will fully fund and launch a U.S.-based specialty sales force in support of Natesto growth.
  - Expansion nearly doubles U.S. sales footprint to 60 representatives
- **Aytu continues to book all top line revenue from Natesto sales to wholesalers/retailers**
  - Aytu remains exclusive supplier in U.S.
- **Previously negotiated product revenue milestones removed**
  - Milestone payments of up to $75M removed
- **Regulatory responsibilities and clinical trial expenses assumed by Acerus**
- **Revised, favorable new commission structure**
  - Aytu will pay Acerus commissions on sales generated through specialists' prescriptions
  - Previously paid royalties removed in favor of paying Acerus commission on Natesto revenue upside
- **Deal economics remain essentially unchanged on current level of Natesto sales; Acerus committed to minimum sales level (make whole provision)**

AYTU BioScience

Natesto Spermatogenesis Study Findings Drive Significant Clinical Value

*"Currently, **there are no FDA-approved therapies** to treat men with low testosterone who wish to preserve their fertility.*

About 20% of men with Low T deal with these decisions, and Natesto could be an alternative for simultaneously increasing testosterone while preserving sperm production."

Ranjith Ramasamy, MD

Director of Reproductive Urology

Miller School of Medicine

University of Miami

AYTU BioScience

Study Completed Assessing Natesto's Impact on Sperm Production & Endogenous Testosterone

- ***Natesto Effects on Testosterone, Luteinizing Hormone, Follicle Stimulating Hormone and Semen Parameters***
  - **First study ever to demonstrate minimal, or no impact of a TRT on sperm concentration, motility, and motile sperm count**
  - Data released at ASRM conference – October 16, 2019
  - Prospective, open-label study investigating Natesto's impact on patients' semen parameters, endogenous testosterone production, and LH/FSH levels
  - Assessed 50 patients with confirmed hypogonadism (testosterone (T) < 350 on 2 consecutive samples collected more than 1.5 hours apart in the morning
  - 2 complete sperm cycles ~ 24 weeks; 6 study visits
- **Principal Investigator: Ranjith Ramasamy, MD**
  - Director of Male Reproductive Medicine and Surgery; Assistant Professor; Department of Urology – University of Miami
- **Primary endpoint: Change in Testosterone, Semen Parameters, Follicle Stimulating Hormone, Luteinizing Hormone, and Estradiol**

AYTU BioScience

ZolpiMist™: The Only FDA-Approved, oral spray Zolpidem Tartrate

AYTU BioScience

ZolpiMIST™ : Sleep, Delivered, Fast

- **Novel, rapid-acting oral spray formulation of most prescribed prescription sleep aid, zolpidem tartrate**
- **Significant patient advantages over Ambien® including:**
  - Rapid onset of action to deliver faster sleep onset than Ambien
    - Significantly more patients achieved therapeutic blood levels in 15 minutes with ZolpiMist oral spray than with Ambien tablets
  - Effective for patients with difficulty swallowing
- **Large market – 1% TRx market share = ~$50M**
- **Expanded in to psychiatry market with co-promotion with Validus Pharmaceuticals**

AYTU BioScience

Tuzistra® XR: The Only FDA-approved, 12-hour Codeine Suspension

AYTU BioScience

Tuzistra® XR CIII : All-Day, All-Night Cough Relief

- **Only FDA-approved codeine-based antitussive suspension with 12-hour dosing**
  - Current codeine syrups are dosed every 4-6 hours
- **Patented, extended-release oral suspension codeine polistirex and chlorpheniramine polistirex oral**
  - Two Orange Book-listed patents; others pending
- **Co-promotion with Poly Pharmaceuticals**
  - Nearly doubles sales footprint (promotion started 9/3/2019)

$3B U.S. Market

30-35 million Rxs annually

AYTU BioScience

Aytu Investment Considerations

- **Recently transformed, revenue generating specialty pharmaceutical company**
  - Doubled organic 'Aytu heritage product' revenue from FY18 to FY19
  - Innovus and Cerecor acquisitions accelerate revenue growth - >$43M LTM revenue
- **Transformational transactions announced in past two months**
  - **INNV:** Acquisition of $23M revenue-generating company
  - **CERC:** Acquisition of ~$12.6M revenue-generating commercial business
- **Growing product portfolio addressing large markets**
  - **Aytu Rx Products (~6.5B TAM)**
  - **Innovus Consumer Products (~$40B TAM)**
  - **Cerecor Rx Products (>$8B TAM)**
- **Expanded nationwide sales force**
  - Expanded U.S.-based, specialty sales force with national footprint
  - Leveraging co-promotion partnerships to increase reach without ↑ in SG&A
  - Sales deployment in large, overlapping therapeutic areas
- **Upcoming and ongoing catalysts:**
  - Reporting combined revenue for AYTU + CERC for quarter-ending 12/31/19 – **2/2020**
  - Closing of Innovus transaction (combined LTM revenue of $31M) – **Q1 2020**
  - Reporting combined revenue for AYTU + CERC + INNV for quarter-ending 3/21/20 – **5/2020**

AYTU BioScience

Contact Information:

Josh Disbrow – Chief Executive Officer

josh.disbrow@aytubio.com

(720) 437-6520

AYTU BioScience